EXHIBIT 13.4


          Quarterly Servicing Report for the May 20, 2002 Payment Date,
                                filed on form 8-K

                                                                    Exhibit 13.4
                                                                    ------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-K


                             CURRENT REPORT PURSUANT
                          TO SECTION 13 OR 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


         Date of Report (Date of Earliest Event Reported) April 30, 2002
                                                         -----------------------



       Securitisation Advisory Services Pty. Limited (ABN 88 064 133 946)
--------------------------------------------------------------------------------
             (Exact Name of Registrant as Specified in its Charter)


             Australian Capital Territory, Commonwealth of Australia
--------------------------------------------------------------------------------
                 (State or Other Jurisdiction of Incorporation)


               333-75072                                Not Applicable
--------------------------------------      ------------------------------------
       (Commission File Number)             (I.R.S. Employer Identification No.)


  Level 6, 48 Martin Place, Sydney, 2000 Australia              Not Applicable
--------------------------------------------------------------------------------
     (Address of Principal Executive Offices)                    (Zip Code)


                               (011) 612-9378-5293
--------------------------------------------------------------------------------
              (Registrant's Telephone Number, Including Area Code)


                                 Not Applicable
--------------------------------------------------------------------------------
          (Former Name or Former Address, if Changed Since Last Report)






--------------------------------------------------------------------------------
                         Exhibit Index Located on Page 4
--------------------------------------------------------------------------------

ITEM 5.  OTHER EVENTS


On 20 April, 2001 Perpetual Trustee Company Limited, in its capacity as Issuer Trustee (the Issuer Trustee) of the Series 2001-1G Medallion Trust (the Trust), publicly issued US$1,100,000,000 of Class A-1 Mortgage Backed Floating Rate Notes due 18 August 2032 (the Notes) pursuant to a registration statement (No. 333- 58094) declared effective on April 3, 2001. Securitisation Advisory
Services Pty Limited was the manager for the issuance of the Notes. Securitisation Advisory Services Pty Limited granted the underwriters a discount of US$1,540,000 in connection with the sale of the Notes. The Issuer Trustee used the net proceeds from the sale of the Notes, which amounted to US $1,098,460,000 to acquire equitable title to the housing loans and related mortgages included in the assets of the Trust from Commonwealth Bank of Australia and for general expenses relating to the Trust, including any premiums payable to any of the swap providers for the Trust.

On August 18, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On November 19, 2001, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On February 19, 2002, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.

On May 20, 2002, the Distribution Date, the Trust made a regular quarterly distribution of principal and interest to the holders of the Class A-1 Notes issued by the Trust.


ITEM 7.  FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

         List below the financial statements, pro forma financial information and exhibits, if any, filed as part of this report.

              (a)   Financial Statements of Business Acquired.

                    Not applicable

              (b)   Pro Forma Financial Information.

                    Not applicable

              (c)   Exhibits.


              Exhibit
                 No.            Document Description
              --------          ---------------------

                99.4 The Quarterly Servicing Report for the Distribution Date on May 20, 2002.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.


                              Securitisation Advisory Services Pty Limited
                              --------------------------------------------------
                              (Registrant)



Dated: May 21, 2002                     By:  /s/ Alicja Blackburn
                                           -------------------------------------
                                        Name:  Alicja Blackburn
                                        Title: Authorised Officer

Exhibit Index

--------------------------------------------------------------------------------
EXHIBIT                 DESCRIPTION
--------------------------------------------------------------------------------

99.4                    The Quarterly Servicing Report for the Distribution
                        Date on May 20, 2002.

                                                                    EXHIBIT 99.4


SERIES 2001-1G MEDALLION TRUST MONTHLY & QUARTERLY SERVICERS CERTIFICATE
------------------------------------------------------------------------

Monthly & Quarterly Summary Distribution Details

REPORTING DATES
Closing Date                                                           20-Apr-01
Determination Date                                                     01-May-02
Notice Date                                                            17-May-02
Monthly Distribution Date                                              20-May-02
Start monthly Accrual Period                                           18-Apr-02
End monthly Accrual Period                                             20-May-02
No. Of Days in monthly Accrual Period                                         32
Start quarterly Accrual Period                                         19-Feb-02
No. Of Days in quarterly Accrual Period                                       90
Start Collection Period                                                01-Apr-02
End Collection Period                                                  30-Apr-02
No. Of Days in  Collection Period                                             30
Quarterly Distribution Date                                            20-May-02



SECURITIES ON ISSUE
                                     No. of        Initial Invested Amount (US$)       Initial Invested
                                  Certificates                                           Amount (A$)
                                  ------------     -----------------------------       ----------------
 Class A-1 Notes                    11,000                   1,100,000,000             2,267,106,347.90
 Class A-2 Tranche 1 Notes           3,300                                                  330,000,000
 Class A-2 Tranche 2 Notes           2,550                                                  255,000,000
 Class B Notes                         390                                                   39,000,000
 Redraw Bond - series 1                  0                                                            0
 Redraw Bond - series 2                  0                                                            0

US$/A$ exchange rate at issue                                     0.4852


INTEREST RATE FOR ACCRUAL PERIOD

                                                                       Bank         Coupon       Coupon
                                                                    Bill Rate       Margin        Rate
                                                                    ---------       ------      --------
   Class A Notes (payable to Currency Swap Provider)                 4.3267%        0.3445%     4.6712%
  Class A-2 Tranche 1 Notes                                          4.4067%        0.2400%     4.6467%
  Class A-2 Tranche 2 Notes                                          4.4067%        0.3500%     4.7567%
   Class B Notes                                                     4.3267%        0.5000%     4.8267%
   Redraw Bond - series 1                                            0.0000%        0.0000%     0.0000%
   Redraw Bond - series 2                                            0.0000%        0.0000%     0.0000%

BBSW Coupon & Unpaid Coupon Rate for Quarterly Accrual Period        4.3267%
BBSW Monthly Accrual Period and Facilities                           4.4067%

DISTRIBUTIONS PAYABLE ON DISTRIBUTION DATE
                                                Per Cert.             Aggregate
                                                ---------             ---------
Total Interest Amount:
   Class A-1 Notes                               1,806.04          19,866,440.00
  Class A-2 Tranche 1 Notes                        206.51             681,483.00
  Class A-2 Tranche 2 Notes                        417.02           1,063,401.00
   Class B Notes                                 1,174.80             458,172.00
   Redraw Bond - series 1                               -                      -
   Redraw Bond - series 2                               -                      -
Principal:
   Class A - 1 Notes                            12,269.02         134,959,220.00
  Class A-2 Tranche 1 Notes                      3,649.96          12,044,868.00
  Class A-2 Tranche 2 Notes                             -                      -
   Class B Notes                                   479.37             186,954.30
   Redraw Bond - series 1                               -                      -
   Redraw Bond - series 2                               -                      -
Total:
   Class A 1 Notes                              14,075.06         154,825,660.00
  Class A-2 Tranche 1 Notes                      3,856.47          12,726,351.00
  Class A-2 Tranche 2 Notes                        417.02           1,063,401.00
   Class B Notes                                 1,654.17             645,126.30
   Redraw Bond - series 1                               -                      -
   Redraw Bond - series 2                               -                      -
   Total                                        20,002.72         169,260,538.30


POOL FACTORS
                                                  Last                Current
                                              Distribution          Distribution
                                                  Date                  Date
                                              ------------          ------------
  Class A Notes                                0.76079975             0.70127046
  Class A-2 Tranche 1 Notes                    0.50693360             0.47043400
  Class A-2 Tranche 2 Notes                    1.00000000             1.00000000
  Class B Notes                                0.98711270             0.98231900
  Redraw Bond - series 1                                -                      -
  Redraw Bond - series 2                                -                      -


MONTHLY CASHFLOW WORKING SHEET

                                                    Per Certificate         Aggregate
                                                           $                    $
                                                    ---------------      -------------
  Finance Charge Collections                                             11,216,352.74
  Finance Charge Collections - Repurchases                                     --
  Finance Charge Damages                                                       --
  Income due to Seller                                                         --
  Other Income                                                              708,314.91
Previous Income Carry Over Amount                                        12,990,989.98
Available Distribution Amount                                            24,915,657.63

  Taxes                                                                         110.00
  Trustee Fee                                                                14,663.78
  Security Trustee Fee                                                         --
  Manager Fee                                                                57,484.26
  Servicing Fee                                                             459,658.75
  Liquidity Commitment Fee                                                    6,136.99
  Redraw Commitment Fee                                                       5,260.27
  Support Facility Payments                                               3,827,469.83
  Support Facility Receipts                                                    --
  Expenses                                                                   35,990.86
  Previous Unpaid Facility Int Chg - Liquidity                                 --
  Liquidity Interest Charge + Previous Unpaid                                  --
  Previous Unpaid Facility Int Chg - Redraw Facility                           --
  Redraw Interest Charge + Previous Unpaid                                     --
  Repayment of Liquidity Facility                                              --
  Total Interest Amount
    - Class A1 Notes                                                     19,866,440.00
    - Class A-2 Tranche 1 Notes                                             681,483.00
    - Class A-2 Tranche 2 Notes                                           1,063,401.00
    - Class B Notes                                                         458,172.00
    - Redraw Bonds - series 1                                                  --
    - Redraw Bonds - series 2                                                  --
Required Distribution Amount                                             26,476,270.74

Income Shortfall                                                          1,560,613.11
Liquidity Facility Draw                                                   1,560,613.11

Income Carryover Amount                                                        --
Principal Chargeoff Unreimbursement                                            --
Principal Chargeoff                                                            --
Total Principal Chargeoff Reimbursement Due                                    --
Accrued Interest on Class A-1 Notes                                            --
Accrued Interest on Class B Notes                                              --
Available Income + Undrawn liquidity-Required
 Income Amount - Class A-1 notes accrued Interest                        68,439,386.89

PAYMENT ALLOCATION CASCADE
  Available Distribution Amount                                          24,915,657.63
  Liquidity Facility Draw                                                 1,560,613.11
Available Funds                                                          26,476,270.74

                                            Due         Available           Paid
                                       ------------   -------------    -------------
Taxes                                        110.00   26,476,270.74          110.00
Trustee Fee                               14,663.78   26,476,160.74       14,663.78
Security Trustee Fee                        --        26,461,496.96         --
Manager Fee                               57,484.26   26,461,496.96       57,484.26
Servicing Fee                            459,658.75   26,404,012.70      459,658.75
Liquidity Commitment Fee                   6,136.99   25,944,353.95        6,136.99
Redraw Commitment Fee                      5,260.27   25,938,216.96        5,260.27
Support Facility Payments              3,827,469.83   25,932,956.69    3,827,469.83
Support Facility Receipts                   --        22,105,486.86         --
Expenses                                  35,990.86   22,105,486.86       35,990.86
Liquidity Interest Charge                   --        22,069,496.00         --
Repayment of Liquidity Facility             --        22,069,496.00         --
Coupon Payable - Redraw Facility            --        22,069,496.00         --
 - Class A1 Notes                     19,866,440.00   22,069,496.00   19,866,440.00
 - Class A-2 Tranche 1 Notes             681,483.00    2,203,056.00      681,483.00
 - Class A-2 Tranche 2 Notes           1,063,401.00    1,521,573.00    1,063,401.00
 - Redraw Bonds - series 1                  --           458,172.00         --
 - Redraw Bonds - series 2                  --           458,172.00         --
 - Class B Notes                         458,172.00      458,172.00      458,172.00

Income Carryover Amount                     --                --

Total Principal Chargeoff
  Reimbursement                             --                              --
Arranging Fee
Excess Distribution                                                         --

Unpaid Facility Int Chg
  - Liquidity                                                               --
  - Redraw                                                                  --
Unpaid Security Interest Amount
  - Class A1 Notes                                                          --
  - Class A-2 Tranche 1 Notes                                               --
  - Class A-2 Tranche 2 Notes                                               --
  - Class B Notes                                                           --
  - Redraw Bonds - series 1                                                 --
  - Redraw Bonds - series 2                                                 --

FACILITIES OUTSTANDING
Liquidity Commitment Facility Limit                                   70,000,000.00
Beginning Liquidity Commitment Facility                               70,000,000.00
Previous Liquidity Facility Draw                                            --
Repayment of Liquidity Facility                                             --
Liquidity Facility Draw                                                1,560,613.11
Ending Liquidity Commitment Facility                                  68,439,386.89

Redraw Commitment Facility Limit                                      80,000,000.00
Beginning Redraw Commitment Facility                                  80,000,000.00
Previous Redraw Facility Draw                                               --
Previous Redraw Facility Draw - Chargeoffs                                  --
Repayment of Redraw Facility                                                --
Repayment of Unreimbursed Chargeoffs                                        --
Redraw Facility Draw - Unreimbursed Chargeoffs                              --
Redraw Facility Available to Draw                                     80,000,000.00
Redraw Facility Draw                                                        --
Ending Redraw  Commitment Facility                                    80,000,000.00

COUPON AND PRINCIPAL DISTRIBUTION WORKSHEET

                                                                          Per Certificate    Aggregate
                                                                                  $               $
                                                                          ---------------    ---------
COUPON
Class A Notes
Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                             --                --
Security  Coupon                                                               1,806.04     19,866,440.00
Total Coupon                                                                                19,866,440.00

Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                                               --
Security  Coupon                                                                            19,866,440.00
Coupon Payable                                                                 1,806.04     19,866,440.00
Unpaid Security Coupon                                                                            --

Class A-2 Tranche 1 Notes
Unpaid Security Coupon (after last Distribution Date)                                             --
Interest on  Unpaid Security Coupon                                             --                --
Security  Coupon                                                                 206.51        681,483.00
Total Coupon                                                                                   681,483.00

Unpaid Security Coupon (after last Distribution Date)                                             --
Interest on  Unpaid Security Coupon                                                               --
Security  Coupon                                                                               681,483.00
Coupon Payable                                                                   206.51        681,483.00
Unpaid Security Coupon

Class A-2 Tranche 2 Notes
Unpaid Security Coupon (after last Distribution Date)                                             --
Interest on  Unpaid Security Coupon                                             --                --
Security  Coupon                                                                 417.02      1,063,401.00
Total Coupon                                                                                 1,063,401.00

Unpaid Security Coupon (after last Distribution Date)                                             --
Interest on  Unpaid Security Coupon                                                               --
Security  Coupon                                                                             1,063,401.00
Coupon Payable                                                                   417.02      1,063,401.00
Unpaid Security Coupon

Class B Notes
Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                             --                --
Security  Coupon                                                               1,174.80        458,172.00
Total Coupon                                                                                   458,172.00

Unpaid Security Coupon (after last Distribution Date)
Interest on  Unpaid Security Coupon                                                               --
Security  Coupon                                                                               458,172.00
Coupon Payable                                                                 1,174.80        458,172.00
Unpaid Security Coupon                                                                            --

Redraw Bonds - Series 1
Unpaid Security Coupon (after last Distribution Date)                                             --
Interest on  Unpaid Security Coupon                                             --                --
Security  Coupon                                                                --                --
Total Coupon                                                                                      --

Unpaid Security Coupon (after last Distribution Date)                                             --
Interest on  Unpaid Security Coupon                                                               --
Security  Coupon                                                                                  --
Coupon Payable                                                                  --                --
Unpaid Security Coupon                                                                            --

Redraw Bonds - Series 2
Unpaid Security Coupon (after last Distribution Date)                                             --
Interest on  Unpaid Security Coupon                                             --                --
Security  Coupon                                                                --                --
Total Coupon                                                                                      --

Unpaid Security Coupon (after last Distribution Date)                                             --
Interest on  Unpaid Security Coupon                                                               --
Security  Coupon                                                                                  --
Coupon Payable                                                                  --                --
Unpaid Security Coupon                                                                            --



                                  Page 4 of 7

                                                                          Per Certificate    Aggregate
                                                                                  $               $
                                                                          ---------------    ---------
PRINCIPAL AMOUNT
Principal Collections                                                                      63,000,167.46
Principal Collections - Repurchases                                                               --
  less Repayment Of Redraw Facility                                                               --
  less Total Customer Redraw                                                               (4,215,436.32)
  plus Redraw Facility Draw                                                                       --
  plus Redraw Bonds Issue this month                                                              --
  Aggregate Principal Damages from Seller & Servicer                                              --
  Principal Chargeoff Reimbursement
    - Class B Notes                                                                               --
    - Class A1 Notes                                                                              --
    - Class A-2  Tranche 1 Notes                                                                  --
    - Class A2 Tranche 2 Notes                                                                    --
    - Redraw Bonds - Series 1                                                                     --
    - Redraw Bonds - Series 2                                                                     --
    - Redraw Facility                                                                             --
  Principal rounding b/f                                                                          --

  Scheduled Principal Amount                                               3,188,269.87
  Unscheduled Principal Amount - Partial Prepayment                       40,398,916.74
  Unscheduled Principal Amount - Full Prepayment                          20,389,758.43
  Unscheduled Principal Amount - less redraws + C/O Reim                  55,946,858.11


Total Available Principal Amount for Redraw Bonds                                          59,135,127.98

Principal Distribution - Redraw Bonds - Series 1                                --                --
Principal Distribution - Redraw Bonds - Series 2                                --                --

Principal rounding b/f                                                    59,135,127.98           --
Total Unscheduled Principal Amount                                        59,135,127.98     55,946,858.20
Total Scheduled Principal Amount                                                             3,188,269.78
Previous principal carryover amount                                                        111,962,254.91
Total Available Principal Amount for Notes                                                 171,097,382.89

PRINCIPAL ALLOCATION
Class A Percentage via Stepdown                                                                    100%
Class A-1 Principal Payment or Principal Carryover Amount                     14,438.07    158,818,770.00
Class A-2 Tranche 1 Principal Payment                                          3,672.18     12,118,194.00
Class A-2 Tranche 2 Principal Payment                                              0.00           --
Class B Principal Payment or Principal Carryover Amount                          411.33        160,418.70

Principal rounding c/f                                                                               0.19

Outstanding Principal - beginning period                                                 2,267,514,316.99
less Principal Repayment                                                        --          63,976,945.04
plus Total Customer Redraw                                                                   4,841,817.06
less Principal Losses                                                                             --
Outstanding Principal - Closing period                                                   2,208,379,189.01



                                  Page 5 of 7

                                                                          Per Certificate    Aggregate
                                                                                  $               $
                                                                          ---------------    ---------

PRINCIPAL LOSSES
Principal Losses                                                                                  --
  Principal Draw Amount - Pool Mortgage Insurance Policy                                          --
  Principal Draw Amount - Individual Mortgage Insurance Policy                                    --
Net Principal Losses                                                                              --
Principal Chargeoff
  - Class B Notes                                                                                 --
  - Class A Notes                                                                                 --
  - Class A2 Tranche 1 Notes                                                                      --
  - Class A2 Tranche 2 Notes                                                                      --
  - Redraw Bonds Series 1                                                                         --
  - Redraw Bonds Series 2                                                                         --
  - Redraw Facility                                                                               --

Class A Notes
Beginning Unreimbursed Principal Chargeoffs                                                       --
Principal Chargeoff                                                                               --
Principal Chargeoff Reimbursement                                                                 --
Ending Unreimbursed Principal Chargeoffs                                                          --

Class A2 Tranche 1 Notes
Beginning Unreimbursed Principal Chargeoffs                                                       --
Principal Chargeoff                                                                               --
Principal Chargeoff Reimbursement                                                                 --
Ending Unreimbursed Principal Chargeoffs                                                          --

Class A2 Tranche 2 Notes
Beginning Unreimbursed Principal Chargeoffs                                                       --
Principal Chargeoff                                                                               --
Principal Chargeoff Reimbursement                                                                 --
Ending Unreimbursed Principal Chargeoffs                                                          --

Class B Notes
Beginning Unreimbursed Principal Chargeoffs                                                       --
Principal Chargeoff                                                                               --
Principal Chargeoff Reimbursement                                                                 --
Ending Unreimbursed Principal Chargeoffs                                                          --

Redraw Bonds - Series 1
Beginning Unreimbursed Principal Chargeoffs                                                       --
Principal Chargeoff                                                                               --
Principal Chargeoff Reimbursement                                                                 --
Ending Unreimbursed Principal Chargeoffs                                                          --

Redraw Bonds - Series 2
Beginning Unreimbursed Principal Chargeoffs                                                       --
Principal Chargeoff                                                                               --
Principal Chargeoff Reimbursement                                                                 --
Ending Unreimbursed Principal Chargeoffs                                                          --

Redraw Facility
Beginning Unreimbursed Principal Chargeoffs                                                       --
Principal Chargeoff                                                                               --
Principal Chargeoff Reimbursement                                                                 --
Ending Unreimbursed Principal Chargeoffs                                                          --

INVESTORS BALANCE OUTSTANDING WORKSHEET

                                                            Aggregate             Aggregate
                                                               US$                    A$
                                                         -------------         -----------------
Class A-1 Notes
Initial Invested Amount                                  1,100,000,000         2,267,106,347.90
  Previous Principal Distribution                                                383,473,640.00
Principal Carryover Amount                                                              --
 Principal Distribution for Current Period                                       158,818,770.00
Total Pricipal Distribution to Date                                              542,292,410.00
Beginning Invested Amount                                  913,938,590         1,883,632,707.90
Ending Invested Amount                                     836,879,723         1,724,813,937.90
Unreimbursed Principal Chargeoffs                                                       --
Beginning Stated Amount                                    913,938,590         1,883,632,707.90
Ending Stated Amount                                       836,879,723         1,724,813,937.90

Class A-2 Tranche 1 Notes
Initial Stated Amount                                                            330,000,000.00
  previous Principal Distribution                                                127,813,950.00
  Principal Distribution for current period                                       12,118,194.00
Total Principal Distribution to date                                             139,932,144.00
Beginning Invested Amount                                                        202,186,050.00
Ending Invested Amount                                                           190,067,856.00
Unreimbursed Principal Chargeoffs                                                       --
Beginning Stated Amount                                                          202,186,050.00
Ending Stated Amount                                                             190,067,856.00

Class A-2 Tranche 2 Notes
Initial Stated Amount                                                            255,000,000.00
  previous Principal Distribution                                                       --
  Principal Distribution for current period                                             --
Total Principal Distribution to date                                                    --
Beginning Invested Amount                                                        255,000,000.00
Ending Invested Amount                                                           255,000,000.00
Unreimbursed Principal Chargeoffs                                                       --
Beginning Stated Amount                                                          255,000,000.00
Ending Stated Amount                                                             255,000,000.00

Class B Notes
Initial Stated Amount                                                             39,000,000.00
  previous Principal Distribution                                                    342,186.00
Principal Carryover Amount                                                              --
  Principal Distribution for current period                                          160,418.70
Total Principal Distribution to date                                                 502,604.70
Beginning Invested Amount                                                         38,657,814.00
Ending Invested Amount                                                            38,497,395.30
Unreimbursed Principal Chargeoffs                                                       --
Beginning Stated Amount                                                           38,657,814.00
Ending Stated Amount                                                              38,497,395.30


Redraw Bonds - Series 1
Previous Initial Stated Amount                                                          --
Initial Invested Amount                                                                 --
  Principal Distribution (after last Distribution Date)                                 --
  Principal Distribution for current period                                             --
Total Principal Distribution to date                                                    --
Beginning Invested Amount                                                               --
Ending Invested Amount                                                                  --
Unreimbursed Principal Chargeoffs                                                       --
Beginning Stated Amount                                                                 --
Ending Stated Amount                                                                    --

Redraw Bonds - Series 2
Previous Initial Stated Amount                                                          --
Initial Invested Amount                                                                 --
  Principal Distribution (after last Distribution Date)                                 --
  Principal Distribution for current period                                             --
Total Principal Distribution to date                                                    --
Beginning Invested Amount                                                               --
Ending Invested Amount                                                                  --
Unreimbursed Principal Chargeoffs                                                       --
Beginning Stated Amount                                                                 --
Ending Stated Amount                                                                    --

AVERAGE MONTHLY PERCENTAGE
Current Balance of Arrears greater than 60 Days                                    6,597,835.32
Current Outstanding Loan Balance                                               2,208,379,189.01
Average Monthly Percentage                                                                 0.139%
Monthly Percentage - Current Period                                                        0.30%
Monthly Percentage Month 2                                                                 0.00
Monthly Percentage Month 3                                                                 0.00
Monthly Percentage Month 4                                                                 0.00
Monthly Percentage Month 5                                                                 0.00
Monthly Percentage Month 6                                                                 0.00
Monthly Percentage Month 7                                                              --
Monthly Percentage Month 8                                                              --
Monthly Percentage Month 9                                                              --
Monthly Percentage Month 10                                                             --
Monthly Percentage Month 11                                                             --
Monthly Percentage Month 12                                                             --

                                  Page 7 of 7